UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Fundrise Innovation Fund, LLC

(formerly, Fundrise Growth Tech Fund, LLC)

(Name of Issuer)

Fundrise Innovation Fund, LLC

(formerly, Fundrise Growth Tech Fund, LLC)

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Lauren Stuntebeck

Rise Companies Corp.

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

(202) 584-0550

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Elizabeth J. Reza

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

January 30, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet in the Offer to Repurchase (as defined below) that is attached as Exhibit (a)(1) and is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)	The name of the issuer is Fundrise Innovation Fund, LLC (formerly, Fundrise Growth Tech Fund, LLC) (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036 and the telephone number is (202) 584-0550.

(b)	The title of the securities that are the subject of the offer to repurchase (the “Offer to Repurchase” and the tender offer made thereby, the “Offer”) and the related “Repurchase Request” are common shares of beneficial interest (“Common Shares”) or portions thereof. As of the close of business on January 29, 2026, there were approximately 28,311,299 shares issued and outstanding, with an unaudited net asset value per share of $18.19. Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase Common Shares, that are tendered by holders of Common Shares (“Shareholders”) and not properly withdrawn, in an amount up to approximately 5% of the Fund’s net assets, calculated as of the next business day following the expiration date of the Offer or as reasonably practicable thereafter.

(c)	Common Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Limited Liability Company Agreement, as amended (the “LLC Agreement”).

Item 3. Identity and Background of Filing Person.

(a)	The Fund is conducting a tender offer for its own Common Shares. The information required by this Item is set forth in Item 2(a) above. Fundrise Advisors, LLC (“Fundrise”) serves as the investment adviser for the Fund. Fundrise is located at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036 and its telephone number is (202) 584-0550. The members of the Fund’s Board of Directors (the “Board”) are Jennifer Blatnik, Jeffrey R. Deitrich, Benjamin S. Miller and Glenn R. Osaka (each, a “Director”). The officers of the Fund are Benjamin S. Miller, Bjorn Hall and Alison Staloch (each, an “Officer”). The Directors and Officers may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4. Terms of the Transaction.

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Background and Purpose of the Offer”

•	“Offer to Repurchase and Price”

•	“Amount of Tender”

•	“Procedure for Tenders”

•	“Withdrawal Rights”

•	“Purchases and Payment”

•	“Certain Conditions of the Offer”

•	“Certain Information About the Fund”

•	“Certain Federal Income Tax Consequences”

•	“Miscellaneous”

(a)(2)	Not applicable.

(b)	Any Common Shares to be purchased from any officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Common Shares.

Item 5. Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)	The Fund’s prospectus, dated August 1, 2025, as amended and/or supplemented from time to time, provides that the Board has the discretion to determine whether the Fund will purchase Common Shares from Shareholders from time to time pursuant to written tenders. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or Directors, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of this Tender Offer and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Repurchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Repurchase, which is incorporated herein by reference.

(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Repurchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Repurchase.

Item 10. Financial Statements.

(a)	The audited annual financial statements of the Fund dated March 31, 2025 and the schedule of investments of the Fund dated March 31, 2025, both filed with the SEC on EDGAR on Form N-CSR on May 22, 2025, are incorporated by reference. The Fund will prepare, and transmit to Shareholders, an audited annual report with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11. Additional Information.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	None.

(5)	None.

(b)	The Offer to Repurchase, attached hereto as Exhibit (a)(1), is incorporated herein by reference in its entirety.

Item 12(a). Exhibits.

(a)(1)	Offer to Repurchase and Repurchase Request Form

(a)(2)-(5)	Not applicable.

(b)	None.

(d)	None.

(g)	Not applicable.

(h)	Not applicable.

Item 12(b). Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUNDRISE INNOVATION FUND, LLC

By:	/s/ Lauren Stuntebeck
Name:	Lauren Stuntebeck
Title:	Assistant Treasurer

Dated: January 30, 2026

EXHIBIT INDEX

Exhibit

(a)(1)	Offer to Repurchase and Repurchase Request Form.

(b)	Filing Fee Exhibit.